The Sherwin-Williams Company
101 Prospect Avenue, N.W.
Cleveland, Ohio 44115
Phone: (216) 566-2573

Sean P. Hennessy
Senior Vice President – Finance and
Chief Financial Officer	November 30, 2006
By EDGAR and U.S. MAIL
Mr. Rufus Decker
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	THE SHERWIN-WILLIAMS COMPANY (“Registrant”)
Form 10-K for the Fiscal Year ended December 31, 2005

Forms 10-Q for the Fiscal Quarters ended March 31, 2006, June 30, 2006 and September 30, 2006

File No. 1-4851
Dear Mr. Decker:
The following responses by the Registrant are being provided to address the comments set forth in your letter dated November 15, 2006 regarding your review of the Registrant’s responses to the Staff’s prior comments. Each comment has been restated below followed by the Registrant’s response.
Form 10-K for the year ended December 31, 2005
General
1.	Comment: Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where applicable.

Response: Where a comment requests additional disclosures or other revisions, the Registrant’s response will include an example of what the revisions will look like. The

Mr. Rufus Decker
November 30, 2006

Registrant will include such additional disclosures or other revisions, in its future filings, including interim filings where applicable.
Financial Statements
Note 12 – Other Expense – net, page 66
2.	Comment: We have reviewed your response to comment 9. The expenses included within the Other Expense-net line item include both operating and non-operating expenses. Non-operating expenses, such as dividend and royalty income, net expense of financing and investing activities, foreign currency related losses and other non-operating income and expense items may be presented where they are currently shown in the Other Expense-net line item in your statements of income. Operating expenses, such as the provisions for environmental matters-net, the (gain) loss on disposition of assets and the loss on disposition of joint venture investment (assuming it was consolidated), would be better presented where your other operating expenses, such as selling, general and administrative expenses and goodwill impairment are shown in your statements of income. Please refer to Rule 5-03 of Regulation S-X.

Response: The Registrant will present the provisions for environmental matters-net, the (gain) loss on disposition of assets and the loss on disposition of joint venture investment in a separate line item where selling, general and administrative expenses and goodwill impairment are shown in the statements of income. The Registrant will continue to present dividend and royalty income, net expense of financing and investing activities, foreign currency related losses and other income and expense on the Other expense-net line item in the statements of income. The Registrant will continue to fully disclose detail of the respective line items in a footnote to the financial statements. The following is a partial example of a revised statement of income to be included in the Registrant’s future filings, including interim filings where applicable:

2005
Gross profit	3,080,365
Percent to net sales	42.8%
Selling, general and administrative expenses	2,326,220
Percent to net sales	32.4%
Other general expense — net	29,157
Goodwill impairment	22,000
Interest expense	49,586
Interest and net investment income	(4,595)
Other expense — net	1,782

Income before income taxes and minority interest	656,215
The following is an example of a revised footnote to be included in the Registrant’s future filings, including interim filings where applicable:

Mr. Rufus Decker
November 30, 2006

NOTE X — OTHER GENERAL EXPENSE-NET AND OTHER EXPENSE-NET

Included in the Other general expense-net caption of the Statements of Consolidated Income were the following:

2005
(Gain) loss on disposition of assets	$(3,621)
Loss on disposition of joint venture investment	7,858
Provisions for environmental matters-net	24,920

Total	$29,157

The (gain) loss on disposition of assets represents realized gains or losses associated with the disposal of fixed assets.

The loss on disposition of joint venture investment represents a realized loss resulting from the sale at less than carrying value of the Company’s majority ownership of Kinlita, a joint venture in China included in the Global Group.

Provisions for environmental matters–net represent site specific increases or decreases to environmental-related accruals as information becomes available upon which more accurate costs can be reasonably estimated and as additional accounting guidelines are issued. Environmental-related accruals are not recorded net of insurance proceeds in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 39. See Note K for further details on the Company’s environmental-related activities.

Included in the Other expense-net caption of the Statements of Consolidated Income were the following:

2005
Dividend and royalty income	$(3,329)
Net expense from financing and investing activities	5,762
Foreign currency related losses	1,354
Other income	(4,794)
Other expense	2,789

Total	$1,782

The net expense from financing and investing activities includes the net gain or loss relating to the change in the Company’s investment in certain long-term asset funds and financing fees.

Foreign currency related losses included foreign currency transaction gains and losses and realized and unrealized gains and losses from foreign currency option and forward contracts.

Other income and Other expense included items of revenue, gains, expenses and losses that were unrelated to revenues associated with the primary business purpose of the Company.

Each individual item within the other income or other expense caption was immaterial; no single category of items exceeded $1,000.

Mr. Rufus Decker
November 30, 2006

Note 17 – Reportable Segment Information, page 69
3.	Comment: Please revise your intersegment transfer disclosure to clearly disclose in a tabular format the intersegment sales each segment has, the intersegment expenses each segment has and the net result of those sales and purchases on each segment’s profit (loss). If there is a markup on intersegment sales over actual cost, please also disclose in Note 1 the line item, such as administrative, where the reversal of the markup is included in each segment’s profit (loss) is included in the reconciliation to your consolidated income before income taxes and minority interest. Please refer to SFAS 131.

Response: The Registrant will revise its intersegment transfer disclosure to a tabular format as shown below. As disclosed in Note 17 on page 70, the majority of intersegment transfers are valued at approximate manufactured, delivered cost. Intersegment transfers that are not valued at cost are accounted for at values comparable to normal unaffiliated customer sales. The Registrant supplementally advises the staff that any profits realized on intersegment transfers, adjusted for intersegment transfers held in inventory, are retained in each respective segment. The adjustments relating to intersegment transfers held in inventory were insignificant. The following is an example of the tabular format to be included in the Registrant’s future filings, including interim filings where applicable for each period presented in the financial statements:

(Millions of Dollars)
2005
				Administrative	Consolidated
	Paint Stores Group	Consumer Group	Global Group	and Eliminations	Totals
Net external sales	$4,352	$1,391	$1,440	$8	$7,191
Intersegment transfers		1,474	119	(1,593)

Net sales	4,352	2,865	1,559	(1,585)	7,191

Segment profit (1)	569	171	103		843
Interest expense				(50)	(50)
Corporate expenses and other				(137)	(137)

Income before income taxes and minority interest	$569	$171	$103	$(187)	$656

Operating segment margins	13.1%	6.0%	6.6%
Identifiable assets	$1,287	$1,602	$726	$754	$4,369
Capital expenditures	48	62	16	17	143
Depreciation	46	34	26	14	120

(1)	Segment profit includes $24 in the Consumer Group and $4 in the Global Group of mark-up on intersegment transfers realized as a result of external sales by the Paint Stores Group.
Form 10-Q for the period ended September 30, 2006
General
4.	Comment: Please address the comments above in your interim filings as well.

Response: The Registrant will address the comments above, in its future interim filings where applicable.

Mr. Rufus Decker
November 30, 2006

Financial Statements
Note P – Litigation, page 16
5.	Comment: We have reviewed your response to comment 13. We understand that the scope of the unfavorable jury verdict has not been determined and that it may not be possible to estimate the range of loss. However, based on the unfavorable jury verdict it appears that it may be probable that a loss has been incurred. Although it may be difficult to estimate the potential range of loss, it appears that the minimum loss as a result of this unfavorable jury verdict is unlikely to be zero and that at least the minimum amount of loss should be recorded. Please refer to paragraph 3 of FIN 14 and to SFAS 5. In addition, under paragraph 166 of SOP 96-1, entities are encouraged to disclose the estimated time frame for the resolution of the uncertainty as to the amount of the loss.

Response: Paragraph 8 of SFAS 5 requires that the estimated loss from a loss contingency be recorded if (a) it is probable that one or more future events will occur confirming the fact of the loss and (b) the amount of the loss can be reasonably estimated. The Registrant believes that neither of these conditions have been met with respect to the Rhode Island lead pigment litigation. The February 22, 2006 unfavorable jury verdict has not yet been set forth in a judgment by the Rhode Island Court. As stated in the Registrant’s initial response, considering the various post-trial motions and other matters remaining before the Rhode Island Court and the potential appealable issues arising from the proceedings, the Registrant has determined that it is not likely that one or more future events will occur that confirm the loss. Further, due to the various uncertainties surrounding the Rhode Island lead pigment litigation, including the Registrant’s ultimate liabilities regarding this litigation and the scope and manner of any abatement remedy, the Registrant cannot reasonably estimate any potential range of loss or reasonably estimate any potential minimum loss. Since the Registrant believes that the conditions in paragraph 8 of SFAS 5 have not been met, it cannot record a minimum amount of loss in accordance with paragraph 3 of FIN 14 nor disclose an estimated time frame of such loss in accordance with paragraph 166 of SOP 96-1. In accordance with paragraph 10 of SFAS 5, the Registrant continues to disclose the nature of this loss contingency and that an estimate cannot be made.
The Registrant and its management recognize that they are in possession of all facts relating to disclosure and are responsible for the accuracy and adequacy of the disclosures made. The Registrant and its management believe that they have provided all information required under the Securities and Exchange Act of 1934 and provided all information investors require for an informed decision.
In connection with responding to the Staff’s comments, the Registrant and its management acknowledge that:
•	the Registrant is responsible for the adequacy and accuracy of the disclosures of its filings;

Mr. Rufus Decker
November 30, 2006

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We understand that the Division of Enforcement has access to all information we have provided to the Staff of the Division of Corporation Finance as part of its review of our filing and responses to your comments on our filings.
If the Staff has any questions regarding our responses or if the Staff has any additional comments to raise, please contact the undersigned.

Very truly yours,
/s/ Sean P. Hennessy
Sean P. Hennessy
Senior Vice President – Finance and Chief Financial Officer

cc:	Gus Rodriguez
United States Securities and Exchange Commission

Christopher M. Connor
Chairman and Chief Executive Officer
The Sherwin-Williams Company

Louis E. Stellato
Vice President, General Counsel and Secretary
The Sherwin-Williams Company

John L. Ault
Vice President – Corporate Controller
The Sherwin-Williams Company